

November 29, 2011

Via E-mail
Mr. Jeffrey B. Johnson
Chief Accounting Officer
Scientific Games Corporation
750 Lexington Avenue
New York, NY 10022

    Re: Scientific Games Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 1, 2011
            File No. 000-13063

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note that you disclose several key performance indicators including terminal installed base, revenues from Italy and China and the number of tickets sold in the China Sports Lottery in your earnings releases filed on Form 8-K on March 1, 2011, May 10, 2011, August 9, 2011, and November 2, 2011. Please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to disclosing these metrics for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

Critical Accounting Policies

Valuation of long-lived and intangible assets and goodwill, page 43

2.   Please tell us what your reporting units are and the amount of goodwill allocated to each reporting unit. To the extent that any of your reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting units are not at risk of failing step one, please consider disclosure of this fact in future filings.

Liquidity, Capital Resources and Working Capital, page 51

3.   Your disclosure on page 55 indicates that "substantially all cash held by foreign entities is available to meet liquidity needs." Please explain to us what you mean by this disclosure. We also note your disclosure on page 106 which indicates that management plans on indefinitely reinvesting the earnings from foreign subsidiaries. Tell us how you considered disclosing the amount of cash and cash equivalents that is currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements

Note (1) Description of the Business and Summary of Significant Accounting Policies

(n) Revenue Recognition, page 72

4.   Please describe your arrangements where instant lottery tickets are sold at variable prices and explain in greater detail how you account for these revenues. We note that your current

disclosures indicate that revenue is recognized when "the percentage of the amount of retail sales is generated." However, the disclosures in your Form 10-K for the fiscal year ended December 31, 2009 indicate that these revenues are recognized when "the percentage of the amount of retail sales is determined." Please tell us whether there was a change in your revenue recognition policy for these arrangements. Refer to the authoritative guidance you relied upon when determining your accounting.

Note (14) Income Taxes, page 103

5.   We note your disclosure on page 106 which indicates that you have not provided deferred taxes on the excess of book basis over tax basis of certain foreign subsidiaries because these differences are permanent in duration. You also indicate that you continue to reinvest the earnings of foreign subsidiaries indefinitely. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2010 and how you considered providing this quantitative disclosure in your filing. Refer to ASC 740-30-50-2.

Note (16) Equity Investments in Joint Ventures

Consorzio Lotterie Nazionali/Lotterie Nazionali S.r.l., page 112

6.   We note that you record the earnings from your equity investment in LNS on an after-tax basis in light of the corporate structure and that your previous earnings in your CLN equity investment were recorded on a pre-tax basis. Please explain why your equity earnings in LNS are recorded on an after-tax basis, explain why this is different from your accounting for CLN and refer to the authoritative guidance that supports your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief